CLASS C DISTRIBUTION PLAN OF

THE ALGER FUNDS

Pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”), this Rule 12b-1 Plan (the “Plan”) has been adopted for The Alger Funds (the “Fund”) with respect to the Class C Shares of each of its series listed on Schedule A hereto, as such Schedule may be amended in writing from time to time (each, a “Portfolio”), by a majority of the members of the Fund’s Board of Trustees (the “Board”), and separately by a majority of the members who are not “interested persons” of the Fund, as such term is defined in the Act, and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Independent Trustees”), at a meeting called for the purpose of voting on this Plan, and it has been approved by a majority of the outstanding Class C Shares of each Portfolio with respect to which Rule 12b-1 requires such approval.

1.

Distribution Expenses. The Fund may incur, as a distributor of its Class C Shares, expenses at the annual rate of 0.75% of the average daily net assets of the Fund allocable to the Class C Shares, subject to any limitation imposed from time to time by law or regulation. Such expenses shall be charged only to the Class C Shares.

2.

Expenses Covered by the Plan. Amounts expended as set forth in Section 1 may be used to finance any activity which is primarily intended to result in the sale of Class C Shares including, but not limited to expenses of organizing and conducting sales seminars, advertising programs, finders’ fees, printing prospectuses, statements of additional information (and supplements thereto) and reports for other than existing shareholders, preparation and distribution of advertising material and sales literature, overhead, supplemental payments to dealers and other institutions as asset-based sales charges or as payments of commissions or service fees by Fred Alger & Company, LLC, the Fund’s distributor (“Alger LLC”), and the costs of administering the Plan. To the extent that amounts paid hereunder to and retained by Alger LLC are not used specifically to reimburse Alger LLC for any such expense, such amounts may be treated as compensation for Alger LLC’s distribution-related services. All amounts expended pursuant to the Plan shall be paid to Alger LLC and are the legal obligation of the Fund and not Alger LLC.

3.

Shareholder Services. Under the Plan, Alger LLC will be paid by the Fund, on behalf of each Portfolio, a distribution and/or service (12b-1) fee computed at an annual rate of up to 0.25% of the average daily net assets allocable to the Class C Shares of the Portfolio, and such fee will be charged only to the Class C shareholders. The distribution and/or service (12b-1) fee will be used by Alger LLC to provide compensation for ongoing servicing and/or maintenance of shareholder accounts and to cover an allocable portion of overhead and other Alger LLC and selected dealer office expenses related to the servicing and/or maintenance of shareholder accounts. Compensation will be paid by Alger LLC to persons, including Alger LLC employees, who respond to inquiries of shareholders of the Fund regarding their ownership of shares or their accounts with the Fund or who provide other similar services not otherwise required to be provided by the Fund’s investment manager, transfer agent, administrator or other agent of the Fund.

4.

Periodic Reporting. Alger LLC shall prepare reports for the Board on a quarterly basis showing amounts paid pursuant to this Plan and any other related agreement, the purpose for such expenditure, and such other information as from time to time shall be reasonably requested by the Board.

5.

Continuance. This Plan shall continue in effect with respect to each Portfolio indefinitely, provided that such continuance is approved at least annually by a vote of a majority of the Board, and separately by a majority of the Independent Trustees, cast in person at a meeting called for such purpose.

6.

Additional Portfolios. The Plan shall become effective with respect to Portfolios not currently listed on Schedule A hereto upon obtaining the requisite approvals with respect to such Portfolios in accordance with Sections 5 and 8 hereto.

7.

Termination. This Plan may be terminated with respect to a Portfolio at any time without penalty by vote of a majority of the Independent Trustees or by vote of the majority of the outstanding Class C Shares of the Portfolio.

8.

Amendment. This Plan may not be amended to materially increase the amount payable for distribution to Alger LLC by the Fund without the vote of a majority of the outstanding Class C Shares of each Portfolio. All material amendments to this Plan must in any event be approved by a vote of a majority of the Board, and separately by a majority of the Independent Trustees, cast in person at a meeting called for such purpose.

9.	Related Agreements. Any agreement related to this Plan shall be in writing and shall provide:

a.

That such agreement may be terminated with respect to a Portfolio at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Class C Shares of the Portfolio, on not more than sixty (60) days’ written notice to any other party to the agreement; and

b.	that such agreement shall terminate automatically in the event of its assignment.

10.	Governance Standards. So long as this Plan is in effect, the Fund will comply with the provisions of Rule 12b-1(c).

11.

Recordkeeping. The Fund will preserve copies of this Plan, and all related agreements, and all reports made pursuant to Paragraph 2 above for a period of not less than six (6) years from the date of this Plan or any such agreement or report, as the case may be, the first two (2) years in an easily accessible place.

12.

Limitation of Liability. Any obligation of the Fund hereunder shall be binding only upon the assets of the Fund and shall not be binding on any trustee, officer, employee, agent, or shareholder of the Fund. Neither the authorization of any action by the trustees or shareholders of the Fund nor the adoption of the Plan on behalf of the Fund shall impose any liability upon any trustees or upon any shareholder.

13.

Definitions. The terms “interested person,” “vote of a majority of the outstanding voting securities” and “assignment” shall have the meanings set forth in the Act and the rules and regulations thereunder.

Dated September 17, 2024

Schedule A

Alger AI Enablers & Adopters Fund

Alger Capital Appreciation Fund

Alger Concentrated Equity Fund

Alger Growth & Income Fund

Alger Health Sciences Fund

Alger International Opportunities Fund

Alger Mid Cap Focus Fund

Alger Mid Cap Growth Fund

Alger Small Cap Growth Fund

Alger Small Cap Focus Fund

Alger Weatherbie Specialized Growth Fund